Proxy Voting Results

	A Special Meeting of Shareholders of SunAmerica Senior
Floating Rate Fund, Inc. was held on March 31, 2005. The Fund voted in favor of adopting the following proposal.

1. To approve a new Sub-Advisory Agreement between AIG
SunAmerica Asset Management Corp. and AIG Global Investment
Corp. which provides that AIGGIC will serve as the sub-adviser to the SunAmerica Senior Floating Rate Fund, Inc.

Votes in Favor of the proposal 	18,157,299
Votes Against the proposal 	.	150,677
Votes Abstained 	.	308,959